UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34866

CHINA MING YANG WIND POWER GROUP LIMITED

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 – Press release dated November 15, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MING YANG WIND POWER GROUP LIMITED

By:	/S/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: November 15, 2010

Exhibit 99.1

CHINA MING YANG WIND POWER GROUP LIMITED

REPORTS THIRD QUARTER 2010 RESULTS

ZHONGSHAN, CHINA, November 15, 2010 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today reported unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter Financial Highlights

²	Total revenue increased 543% over Q3 2009 to RMB1,486.0 million (US$222.1 million).

²	Gross profit increased 862% over Q3 2009 to RMB248.7 million (US$37.2 million). Gross margin increased to 16.7% compared to 11.2% for Q3 2009.

²	Total comprehensive income increased RMB226.0 million (US$33.8 million) over Q3 2009 to RMB177.4 million (US$26.5 million).

²	Basic and diluted earnings per ordinary share were RMB1.70 (US$0.25) compared with basic and diluted loss per share of RMB0.49 for the same period in 2009.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang, commented: “This is Ming Yang’s first earnings announcement since our listing on the New York Stock Exchange and we are delighted with our strong performance this quarter. Our 1.5MW wind turbines continued to be in high demand, with sales revenue growing 543% over 3Q 2009 and creating an order backlog of 1,331 units as of September 30, 2010. The order backlog, together with 363 units of other orders awarded but yet to be signed, gives us great confidence in fulfilling our order needs for 2010 and 2011.”

“We have also made significant progress with our pioneering SCD wind turbines. We are very excited by our innovative SCD technology and the superior cost efficiencies it can bring to our customers. Our Rudong prototype is successfully going through operational trials and we are looking forward to its commercial transfer. We strongly believe that we are a technology leader in China’s wind power equipment industry and that, going forward, we are well-positioned to capture a greater share of the fast growing wind power market in China.”

Third Quarter and Nine Months Ended September 30, 2010

Total revenue increased 543% to RMB1,486.0 million (US$222.1 million) in the third quarter of 2010 from RMB231.2 million in the corresponding period in 2009. The increase was primarily due to a significant increase in the number of wind turbines for which revenue had been recognized, from 29 1.5MW units in the third quarter of 2009 to 239 1.5 MW units in the third quarter of 2010. For the nine months ended September 30, 2010, total revenue amounted to RMB3,804.6 million (US$568.7 million), representing a 357% increase from RMB832.7 million for the same period in 2009.

Gross profit for the third quarter of 2010 was RMB248.7 million (US$37.2 million), an 862% increase from RMB25.8 million for the corresponding period in 2009. Gross profit increased in line with the increase in revenue for the quarter. Average contract selling price decreased for the quarter but was partially offset by a decrease in manufacturing cost on a per wind turbine basis due primarily to cost-control efforts on Ming Yang’s supply chain. Gross margin was 16.7% for the third quarter of 2010, as compared to 11.2% for the corresponding period in 2009. For the nine months ended September 30, 2010, gross profit amounted to RMB704.5 million (US$105.3 million), representing a 1,957% increase from RMB34.2 million for the same period in 2009. Gross margin increased to 18.5% for the nine months ended September 30, 2010 from 4.1% for the same period in 2009.

Selling and distribution expenses were RMB29.7 million (US$4.4 million) for the third quarter of 2010, representing a 13% increase from RMB26.2 million for the corresponding period of 2009. This increase was due primarily to an increase in the transportation expenses from higher volume of wind turbine shipments in the third quarter of 2010, partially offset by a decrease in the transportation cost incurred on a per unit basis. For the nine months ended September 30, 2010, total selling and distribution expenses amounted to RMB84.6 million (US$12.6 million), as compared to RMB55.0 million for the same period in 2009.

Administrative expenses were RMB45.1 million (US$6.7 million) for the third quarter of 2010, representing a 187% increase from RMB15.7 million for the corresponding period of 2009. This increase was due primarily to expenses incurred relating to the Company’s initial public offering. For the nine months ended September 30, 2010, administrative expenses amounted to RMB90.6 million (US$13.5 million), as compared to RMB42.7 million for the same period in 2009.

Research and development expenses were RMB6.2 million (US$0.9 million) for the third quarter of 2010, representing a 37% decrease from RMB9.9 million for the corresponding period of 2009. The decrease was due primarily to expenses relating to the early development of the 2.5/3.0MW SCD wind turbine prototype in the third quarter of 2009. For the nine months ended September 30, 2010, research and development expenses amounted to RMB29.4 million (US$4.4 million) as compared to RMB22.5 million for the same period in 2009, representing a 31% increase primarily from increased early development expenses for the 2.5/3.0MW SCD prototype in first half of 2010.

Net finance income was RMB9.4 million (US$1.4 million) for the third quarter of 2010 compared to net finance expense of RMB12.5 million in the corresponding period of 2009, primarily due to the gain in fair value change of foreign currency forward contracts of RMB 21.1 million recognized in the third quarter of 2010. Net finance expense was RMB35.8 million and RMB33.8 million (US$5.1 million) for the nine months ended September 30, 2009 and 2010, respectively.

Total comprehensive income for the third quarter of 2010 was RMB177.4 million (US$26.5 million), as compared to a total comprehensive loss of RMB48.6 million for the corresponding period of 2009. For the nine months ended September 30, 2010, total comprehensive income was RMB477.8 million (US$71.4 million), as compared to a total comprehensive loss of RMB133.2 million for the same period in 2009.

For the third quarter of 2010, basic and diluted earnings per ordinary share were RMB1.70 (US$0.25) compared with basic and diluted loss per share of RMB0.49 for the same period in 2009. For the nine months ended September 30, 2010, basic and diluted earnings per ordinary share were RMB4.73 (US$0.71) compared with basic and diluted loss per share of RMB1.35 for the same period in 2009.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.6905 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Business Update

Offshore SCD Contract

Ming Yang has signed a purchase contract with China Guodian for 48MW capacity, which is equivalent to 16 3.0MW SCD units at the contract price of RMB 4,600 / KW. Ming Yang believes this is the first offshore 3.0MW purchase contract in China.

Bid for Hami Wind Farms

²	Ming Yang submitted a bid with its 3.0MW WTGs for government authorized wind farm projects in Hami district, Xinjiang, China in October 2010 and was verbally informed by the bidding committee that Ming Yang had successfully won its bid for a total of 200MW capacity, which is equivalent to 67 units of 3.0MW SCD WTGs. The amount won by Ming Yang represents one tenth of the total 2,000 MW capacity available for bidding.

²	Ming Yang was chosen primarily for its pioneering SCD technology, which delivers cost efficiency advantages over traditional wind turbines of the same rated power capacity produced in China. Ming Yang’s SCD wind turbines have a smaller size, weigh less, cost less to transport and install, and use innovative technologies that enhance the generator efficiency.

SCD Prototype

Ming Yang made significant progress with the commissioning of the company’s first SCD wind turbine in Rudong, Jiangsu Province. Test results have been positive and the turbine yawing, safety and rotor locking system have been working properly. Manufacturing facilities for small batch production of SCD’s are now operational. In addition, Ming Yang’s self-manufacturing and testing facilities to produce gearbox, generator and pitch control system are progressing as planned.

Order Book Update

Ming Yang’s wind turbines continued to be in high demand. As of September 30, 2010, Ming Yang has sale contracts for 272 units of 1.5 MW WTGs signed in the third quarter, which increased our order backlog to 1,331 units, consisting of 1,330 units of 1.5MW WTGs and 1 unit of SCD WTGs. Cumulative signed orders since inception amounted to 2,048 units, consisting of 2,047 units of 1.5MW WTGs and 1 unit of SCD WTGs, as of September 30, 2010. In addition, the number of orders awarded but yet to be signed amounted to 363 units as of September 30, 2010.

Business Outlook

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company targets to achieve revenue recognition of an estimated 800 1.5MW WTG units in 2010. The company also targets to achieve revenue recognition of an estimated 1,400 1.5MW WTG units and 100 3.0MW SCD units in 2011.

Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host a conference call to discuss the Company’s results for its third quarter of 2010 on Monday, November 15, at 8:00 a.m. Eastern Time (Monday, November 15 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for third quarter of 2010 and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1.866.788. 0539
International:	+1.857.350.1677
North China toll-free:	10.800.152.1490
South China toll-free:	10.800.130.0399
China toll free / Netcom:	10.800.852.1490
Hong Kong:	+852.3002.1672

Please ask to be connected to Q3 2010 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: 84405787.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.mywind.com.cn

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.888.286.8010
International:	+1.617.801.6888

The passcode for replay participants is: 60254030. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: www.mywind.com.cn

Investor and Media Contacts:

Email: mingyang@brunswickgroup.com

New York Cindy Zheng Brunswick Group Phone: + 1 212 333 3810 Email: mingyang@brunswickgroup.com	Hong Kong Joseph Lo Brunswick Group Phone: + 852 3512 5000 Email: mingyang@brunswickgroup.com

Hong Kong Tong Zhao Brunswick Group Phone: + 852 3512 5000 Email: mingyang@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Brunswick Group Phone: + 852 3512 5000 Email: mingyang@brunswickgroup.com

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Nine months ended September 30			Three months ended September 30
	2009 RMB’000	2010 RMB’000	2010 USD’000	2009 RMB’000	2010 RMB’000	2010 USD’000
Revenue	832,723	3,804,573	568,653	231,159	1,485,963	222,100

Cost of sales	(798,477)	(3,100,111)	(463,360)	(205,317)	(1,237,309)	(184,935)

Gross profit	34,246	704,462	105,293	25,842	248,654	37,165

Other Income	200	16,733	2,501	100	9,611	1,437

Selling and distribution expenses	(55,027)	(84,644)	(12,651)	(26,244)	(29,742)	(4,445)

Administrative expenses	(42,697)	(90,576)	(13,538)	(15,693)	(45,084)	(6,739)

Research and development expenses	(22,509)	(29,438)	(4,400)	(9,889)	(6,191)	(925)

(Loss)/profit from operations	(85,787)	516,537	77,205	(25,884)	177,248	26,493

Finance income	2,983	5,228	781	2,722	22,948	3,430

Finance expenses	(38,793)	(38,998)	(5,829)	(15,266)	(13,575)	(2,029)

Share of loss of an associate	(151)	(1,749)	(261)	(151)	(588)	(88)

(Loss)/profit before taxation	(121,748)	481,018	71,896	(38,579)	186,033	27,806

Income tax expense	(11,413)	(3,202)	(479)	(10,022)	(8,682)	(1,298)

Total comprehensive (loss)/income for the period	(133,161)	477,816	71,417	(48,601)	177,351	26,508

Attributable to:
Shareholders of the Company	(134,654)	473,206	70,728	(48,618)	170,018	25,412

Non-controlling interest	1,493	4,610	689	17	7,333	1,096

	(133,161)	477,816	71,417	(48,601)	177,351	26,508

Basic (loss)/earnings per share (RMB)	(1.35)	4.73	0.71	(0.49)	1.70	0.25

Diluted (loss)/earnings per share (RMB)	(1.35)	4.73	0.71	(0.49)	1.70	0.25

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(AMOUNTS EXPRESSED IN THOUSANDS)

	As of 2009.12.31	As of 2010.6.30	As of 2010.9.30	As of 2010.9.30
	RMB’000	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	152,455	210,923	256,725	38,372
Intangible assets	22,241	92,023	89,153	13,325
Lease prepayments	16,113	30,942	32,836	4,908
Interest in an associate	28,846	27,685	27,097	4,050
Trade and other receivables	57,461	29,382	136,498	20,402
Prepayments for purchase of assets	51,484	33,125	28,965	4,329
Deferred tax assets	2,820	22,306	41,311	6,175

Total non-current assets	331,420	446,386	612,585	91,561

Current assets
Held-to-maturity securities	42,000	—	—	—
Inventories	1,972,993	1,507,972	1,576,046	235,565
Trade and other receivables	1,627,025	1,661,680	2,052,875	306,834
Prepayments to suppliers	123,370	168,567	282,206	42,180
Other current assets	—	28,738	3,735	559
Pledged bank deposits	145,995	95,126	69,377	10,369
Cash and cash equivalents	722,233	971,773	610,845	91,300

Total current assets	4,633,616	4,433,856	4,595,084	686,807

Total assets	4,965,036	4,880,242	5,207,669	778,368

Equity
Issued share capital	—	682	682	102
Capital reserves	1,288,756	1,326,472	1,326,472	198,262
Accumulated losses	(741,417)	(443,684)	(268,211)	(40,088)

Total equity attributable to Shareholders of the Company	547,339	883,470	1,058,943	158,276

Non-controlling interest	29,450	56,255	58,133	8,689

Total Equity	576,789	939,725	1,117,076	166,965

Liabilities
Non-current liabilities
Deferred tax liabilities	1,647	744	2,696	403
Provision for warranty	19,154	51,310	73,197	10,940
Trade payables	20,140	33,879	38,330	5,729
Deferred income	3,723	96,661	108,422	16,205

Total non-current liabilities	44,664	182,594	222,645	33,277

Current liabilities
Trade and other payables	2,203,118	2,523,797	3,041,828	454,649
Short-term bank loans	181,673	452,129	308,814	46,157
Income tax payable	33,748	18,633	30,218	4,517
Provision for warranty	22,364	63,449	86,790	12,972
Deferred income	3,054	1,438	6,909	1,033
Deferred revenue	1,899,626	698,477	393,389	58,798

Total current liabilities	4,343,583	3,757,923	3,867,948	578,126

Total liabilities	4,388,247	3,940,517	4,090,593	611,403

Total equity and liabilities	4,965,036	4,880,242	5,207,669	778,368